    Ira H. Rosenblatt                                                                                                         21550 Oxnard Street
    Gregory E. Stone                                                                                                          Main Plaza - Suite 200                                                                   Telephone (818) 999-2232
    John S. Cha                                                                                                           Woodland Hills, California 91367                                                          Facsimile   (818) 999-2269
    Adam J. Soibelman                                                                                                                                                                                                                e-mail:   info@srclaw.com
    Gregg S. Garfinkel                                                                                                                                                                                                                   ___________________
    Kristi W. Dean
    _______________                                                                                                                                                                                                                 I n t e r n e t Ad d r e s s
                                                                                                                                                                                                                                                   w w w . s r c l a w . c o m
    Leslie A. Blozan                                                                                                                                                                                                                     ___________________
    Cheryl L. De Leon
    Suzanne R. Feffer                                                                                                                                                                                                               SENDER’S DIRECT E-MAIL
    Brent M. Finch                                                                                                                                                                                                                       wbarnett @ srclaw.com
    Gabriel A. Garcia-Kornzweig                                                                                     September 13, 2006
    Catherine P. Lee
    Amy W. Lewis
    Venessa Martinez
    Robin M. McConnell
    Robyn M. McKibbin
    Gregory S. Miller

    Of Counsel
    William B. Barnett*
    Timothy G. Ceperley
    Robert C. Norton**

    * A Professional Corporation
    **Also Admitted in Texas

Securities Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Timothy Buchmiller, Senior Attorney
Jay Mumford
Praveen Kartholy
Brian Cascio

Re: AOB Biotech, Inc.
                       Registration Statement on Form 10-SB
                       Filed September 13, 2006
                       File No. 001-32897

Gentlemen:

On June 5, 2006, the Registrant filed a Form 10SB with the Commission. On June 30, 2006, the Registrant received a Comment Letter from the Commission relating to its filed form 10SB. Because of time constraints and the need for updating the Registrant’s financial statements, on July 28, 2006, the Registrant withdrew its form 10SB.

The Registrant is hereby filing a new Form 10SB which contains updated audited financial statements. The new Form 10SB also has been revised in accordance with the Commission’s Comment Letter.

To assist the staff in their review of our responses, we have reproduced the text of each of your comments immediately above each of our respective responses.

Cover Page of Registration Statement

1.
We note from the cover page of your registration statement that you intend to register your securities pursuant to Section 12(g) of the Securities Exchange Act. Please note that you have filed your document on EDGAR tagged as a “10SB12B.” Please revise your future documents so that the cover page and form type as indicated on EDGAR are consistent.

Response

The Edgar tag page has been revised to correspond to the cover page indicating a filing pursuant to Section 12(g) of the Securities Exchange Act.

General, page 2

2.	We note your disclosure about seeking to obtain quotation on the OTC Bulletin Board. Please disclose the purpose of seeking OTC Bulletin Board quotation at this time.

Response

In response to your warrant, we have expanded this section to explain the reasons for the Company’s intention to seek quotation on the OTC Bulletin Board.

Forward Looking Statements, page 2

3.
We note your statement in the second sentence of the third paragraph. Please revise this statement to remove the implication that you do not take responsibility for the disclosures in your registration statement.

Response

In accordance with your comment, we have deleted the second sentence of the third paragraph.

4.     Please revise your fourth paragraph to eliminate the references to Section 27A of the Securities Act and Section 21E of the Securities Exchanger Act as the statutory safe harbors adopted as part of the Private Securities Litigation Reform Act of 1995 do not apply to statements made by issuers of penny stock. Refer to Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act.

Response

In accordance with your comment, we have eliminated any references to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act.

Item I. Description of Business, page 4

5.
We note the statement on your website www.aobbiotech.com that “[t]he AOB conglomerate also includes AOB Commerce, Inc. (www.aobine.com), AOB Capital, Inc. (www.aobcapital.com), AOB Vacations, Inc. (www.aobvacations.com) and AOB Transportation, Inc.” Please tell us how these entities relate to you and your current operations and revise your filing to the extent appropriate.

Response

All reference to any other companies other than the Registrant has been deleted from the Registrant’s website. These were other companies that Mr. Nelson Liao, the Company’s President, was involved with. None of the companies mentioned on the website are subsidiaries or stockholders of the Company. The Company has not done business with any of the mentioned companies since May 2004. The Company has no intention to conduct any future business with any of the mentioned companies or any other companies affiliated with its President.

6.
We note your disclosure states that the company was formerly named AOB Capital, Inc., and that in May 2004 the company ceased all financial services, yet your website www.aobbiotech.com, indicates that AOB Capital, Inc. is still in operation and provides a link to the AOB Capital website which appears to be operational. Please tell us how the disclosure in your document reconciles to the statements made on your website and revise your filing as appropriate.

Response

All reference to AOB Capital, Inc. has been removed from the Company’s website. The Company has not conducted any business with AOB Capital Inc. since May 2004, nor does it intend to do any business with AOB Capital, Inc. in the future.

7.	Please clarify in which countries you are currently selling your products and whether you currently have sales in China or Taiwan.

Response

Currently, the Registrant is only selling its products in the United States over the internet and through one distributor in Taiwan. It is also selling its marketing and consulting services in Japan and Taiwan. There have been only limited sales in China as of this date. We have revised the third paragraph on page 3 to help clarify which countries product has been sold.

8.	Please explain whether you received or sought any approvals from the Chinese Food and Drug Administration to date.

Response

In response to your comment, we have expanded the last paragraph under “Regulation.”

Overview of Industry, page 4

9.
We note your statements about surveys and studies on pages 4 and 5. Please provide to us copies of each of the surveys, marked to show where they support the statements you make. Also, provide us with copies of the articles you cite, marked to show where the statements you cite are located.

Response

In response to your comment, we have updated the information under this section. Furthermore, we have attached the articles cited (Exhibits 99.1, 99.2, and 99.3, Articles A, B, and C), which have been marked to show the actual statements set forth in this section.

Research and Development, page 7

10.	As required by Item 101(b)(8) of Regulation S-B, please provide an estimate of the amount spent during each of the last two fiscal years on research and development.

Response

In response to your comment, we have revised this section to indicate that no monies have been spent by the Company on research and development.

11.
We note you have defined the China Food and Drug Administration as the FDA here, yet you have defined it differently on page 4. Please revise throughout to avoid confusion with the US Food and Drug Administration.

Response

In response to your comment, we have revised the Form 10-SB to refer to China Food and Drug Administration as CFDA and the U.S. Food and Drug Administration as FDA. We hope this will avoid further confusion.

Item 2. Management’s Discussion and Analysis or Plan of Operation

Results of Operations, page 17

12.
You state that revenues in 2005 were earned from providing wholesale/distribution and exporting of herbal and nutritional supplement products and marketing and consulting services; however your income statement attributes the full $244,000 to marketing consulting revenue. Please revise to clarify the specific nature of your revenue.

Response (General)

Although we have completely revised the MD&A section to reflect the Company’s updated financial statements which now include the Company’s May 31, 2006 audited year-end financial statements, we have tried to address your particular concerns to this section.

Response

We have revised their section to clarify exactly where the Company’s revenues came from in 2005 and 2006.

13.
Describe the nature of the specific factors and amounts that contributed to the increase in operating expenses each period. In addition, we note the discussion of the decrease in operating costs during the interim period on page 18. The financial statements show an increase in operating costs during the period. Please revise to clarify.

Response

We have revised this section by adding specific factors relating to the increase in operating expenses. We have also revised the discussions on page 18 to make it consistent with this section.

14.
You state that the increase in sales for the periods ended February 28, 2006 compared to the same period in the prior year was due to better product selection. Considering the limited product sales each period, please revise to provide a discussion of the specific factors and activities that contributed to the significant increase in revenue each period.

Response

We have revised this section to clarify that almost all of the Company’s revenues (sales) have been from its new consulting activity.

Liquidity and Capital Resources, page 20

15.	Please provide a discussion of your specific plan of operations and plans to develop and market your products and services, including your expected funding needs and expected sources of funding.

Response

This section has been completely revised in response to your comment.

Critical Accounting Policies and Estimates, page 21

16.         Please revise to clarify the basis for recognizing consulting fee income when the agreement is executed. Clarify whether you have any additional obligations after the agreement is executed and how you have met all the requirements of SAB 104 for income recognition. In addition, clarify why service contract revenue is recognized at the time the invoice is issued and how this relates to the period over which services are provided.

Response

In response to your comment, we have revised this section to clarify the basis for recognizing consulting fee income.

Item 5. Directors and Executive Officers…page 22

17.
Briefly describe the business experience during the past five years of each of your officers and directors. Please indicate whether your officers serve in their capacities as full-time employees. If they do not serve as full-time employees, please indicate the approximate number of hours each such officer devotes to your business and expand your risk factor disclosure as appropriate.

Response

In response to your comment, we have revised all of the bios of our officers and directors. We have also added a risk factor relating to Mr. Liao’s part-time employment with the Company.

Item 7. Certain Relationships and Related Transactions, page 23

18.	Please update this section to include all of the information required as of a more recent practicable date.

Response

In response to your comment, we have updated this section to a more recent practicable date.

Part II

Item 4. Recent Sales of Unregistered Securities, page 24

19.
Please revise to disclose all sales of unregistered securities within the last three years as required by Item 701 of Regulation S-B. For example, we note from your disclosure in Note 6 to your financial statements that you raised $411,918 in the private placement you commenced on May 1, 2005, but your disclosure under Item 4 only indicates the $368,918 that you raised from the sale of unregistered securities between June 1, 2005 and April 30, 2006. We also note from your Condensed Statements of Changes in Stockholders’ Equity for the nine months ended February 26, 2006 that you issued $873,836 shares of common stock during that period.

Response

In response to your comment, we have revised this section to fully comply with item 701 of Regulations S-B and to correspond to the Company’s financial statements. The difference in amounts previously set forth was due to different dates used in the narrative section as compared to the dates of the financial statements. This section has also been brought up to date through May 31, 2006 to include audited numbers.

Part F/S

Audited Financial Statements for the Years ended May 31, 2005 and 2004

General

20.	Please update the financial statements when required by Item 310(g) of Regulation S-B.

Response

All of the financial statements have been updated in accordance with item 310(g) of regulation S-B.

21.
We see the discussion in Note 1 on page 33 that in June 2004 you ceased all financial service operations. Please tell us why these operations have not been presented as discontinued in accordance with SFAS 144.

Response

The financial statements have been updated to include the years May 31, 2006 and 2005. The financial services operation was fully disposed of during the year ended May 31, 2004. Therefore, no discontinued operation is reflected in the financials submitted herewith.

Note 2. Summary of Significant Accounting Policies, page 33

Use of Estimates, page 33

22.	Please tell us why you do not have any accounts receivable balance at May 31, 2005 or February 28, 2006.

Response

The Company had no accounts receivable for the year ended May 31, 2005 since all of its product sales were through e-Commerce and only credit cards were used for purchases. Through the year ended May 31, 2006, the Company sold product to one distributor which created an account receivable.

23.
Please revise to clarify how you recognize revenue from product sales and services you provide to customers identifying in each instance those events that would indicate that each criterion outlined in SAB Topic 13A has been met. Please also address the following in your response:

•
With regard to your services, we note that you provide consulting services to Chinese and Taiwanese manufacturers. It appears that you also help U.S. and Japanese manufacturers with the approval process. With the consulting agreement with Super Max USA, you help to formulate products for sale and provide market studies for the sale of such products. For each of these services, please expand to discuss the significant terms of these agreements and how you considered them with regards to your revenue recognition policy Clarify the basis for the amounts recognized in revenue related to these agreements and whether you have any additional obligations at the time of recognition;

•
With regards to your licensing agreement with Sunnylife Global, Inc., please tell us the significant terms of this licensing agreement and how you recognize this revenue and clarify the basis for recognition of revenue when the agreement was executed;

•	Your discussion in the results of operations states that you have revenue from contract services. Please quantify this amount and describe the material terms of the agreements; and

•	Please tell us whether any of your revenues are derived from affiliates or related parties.

Response

In response to your comment regarding revenue recognition, and specifically SAB Topic 13A, we have expanded our discussion in Note 2 to Notes To The Financial Statements to reflect the revised description of business as set forth Item 1 of the Registration Statement.

•
With regard to your questions related to consulting services to Chinese and Taiwanese manufacturers and services provided to US and Japanese manufacturers, please refer to Note 2 of Notes to the Financial Statements.

•
Sunnylife Global, Inc. is a Licensor and not a customer. Therefore there is no revenue or revenue recognition issue. Please refer to the Exclusive License and Manufacturing Agreements attached as Exhibit 10.2.

•	Results of Operations have been revised to accurately reflect the description of the services the Company provides.

•	There are no revenues derived from affiliates or related parties.

Segment Information, page 35

24.	Provide the information about geographic areas required by paragraph 38 of SFAS 131.

Response

In accordance with your comment please see Note 8, Segment Information, Section “Sales by Geographic Region” in the Notes to the Financial Statements.

Note 6. Capital Stock, page 39

25.	Please tell us about the December 2004 stock issuance at $.01 per share, including whether this was issued to employees, officers or affiliates and how the price was determined.

Response

Only four of the 50 individuals purchasing shares at $.01 per share were directors and/or officers of the Company. The price of $.01 was arbitrarily set by the Company. We have expanded this section and also we have expanded the information under “Item 4. Recent Sales of Unregistered Securities” to comply with your comments.

Reviewed Financial Statements for the Nine Months Ended February 28, 2006 and 2005, page 40

26.
Please revise the statements of changes in stockholders’ equity on page 44 to clarify that the retained earnings balance at the beginning of 2006 was a deficit and there was net income for the nine months ended February 28, 2006.

Response

The Statements of Changes in Stockholders Equity has been revised to reflect the deficit as noted.

27.	Please revise the footnotes to disclose the specific nature of the deferred revenue recorded on your balance sheet at February 28, 2006.

Response

Footnotes 2 and 7 have been revised to reflect the specific source of deferred revenue.

28.
Please tell us the difference between the $411,918 proceeds from issuance of common stock on the statement of cash flows, the $436,918 in the statement of stockholders’ equity and the $386,918 discussed in Note 3.

Response

The difference between the $411,918 proceeds from issuance of common stock and the $436,918 in the statement of stockholders’ equity is the $25,000 subscription receivable. The $386,918 has been incorporated in the year end report.

Part III

29.
Please revise your filing to include all the exhibits required by Item 2 of Part III of Form 10-SB. For example, we note you have not included your agreements with Sunnylife Global and Mega-Care of Las Vegas or any of your material leases under which a part of the property described in your registration statement is held.

Response

In accordance with your comment, we have included as exhibits to the Registration, all material agreements and leases entered into by the Company.

Enclosed with this letter is a letter from the President of the Company (Exhibit 99.4) acknowledging, among other things, the Company’s responsibility for the adequacy and accuracy of the disclosure in the filing.

We trust that the foregoing responses appropriately address the issues and concerns raised by your comment letter. Thank you in advance for your prompt review and assistance.

Very truly yours,

STONE | ROSENBLATT | CHA

/s/ William B. Barnett
William B. Barnett
Of Counsel to Stone, Rosenblatt & Cha

WBB/lah
H:\BARNETT\CLIENTS\1 - SRC files\AOB Biotech, Inc.-- 10067-000\Form 10\Res to SEC.09.01.06.doc